02028976

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Acesita S.A.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2002
THOMSON
FINANCIAL P

FILE NO. 82- 3769 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dle

DATE : 5/14/02

82-3769

ANDERSEN

AR/S
12-31-01

Acesita S.A. and Subsidiaries

Financial Statements Together with
Report of Independent Public Accountants

December 31, 2001 and 2000

Report of Independent Public Accountants

(Translation of the report originally issued in Portuguese.
See Note 24 to the financial statements.)

To the Board of Directors of

Acesita S.A.:

(1) We have audited the accompanying consolidated and individual (Company) balance sheets of ACESITA S.A. (a Brazilian corporation) and subsidiaries as of December 31, 2001, and the related statements of operations, changes in shareholders' equity, and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

(2) The financial statements of Companhia Siderúrgica de Tubarão - CST, an investment accounted for in the individual financial statements under the equity method and in the consolidated financial statements under the proportional consolidation method, which, as of December 31, 2001, represents 14.8% of the Company's total assets, and in the consolidated statements, assets and net revenue recognized proportionally, representing, as of this date, 36.4% and 35.8% of consolidated total assets and net sales, respectively, were audited by other public accountants. Our opinion, insofar as it relates to the amounts for that jointly controlled subsidiary, is based solely on the report of the other public accountants.

(3) Our audit was conducted in accordance with Brazilian auditing standards and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and the internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

(4) In our opinion, based on our audit and on the report of the other public accountants, the financial statements referred to in paragraph (1) present fairly, in all material respects, the consolidated and individual financial positions of Acesita S.A. and subsidiaries as of December 31, 2001, and the results of their operations, the changes in shareholders' equity, and the changes in their financial positions for the year then ended in conformity with accounting practices emanating from Brazilian corporate law.

(5) The consolidated and individual (Company) financial statements of Acesita S.A and subsidiaries as of December 31, 2000, presented for comparative purposes, were audited by us, and the financial statements of the jointly controlled subsidiary Companhia Siderúrgica de Tubarão - CST were audited by other public accountants. As mentioned in Note (2a), as required by a CVM Resolution dated February 7, 2002, the Company recorded the effects of the full write-off of deferred charges related to net exchange losses which occurred in 1999 in the statement of operations for the year ended December 31, 2000. Generally accepted accounting principles in Brazil require that the effects of exchange rate fluctuations be recognized in income in the period in which they occur, in this case in 1999. Accordingly, net loss for the year ended December 31, 2000, consolidated and individual, are overstated by R$171,262 thousand. This adjustment doesn't affect (or generate effects) the shareholders' equity as of December 31, 2000.

Belo Horizonte, February 7, 2002
(except for Note 23, for which the date is March 11, 2002)

ARTHUR ANDERSEN S/C

Paulo Manuchakian
Partner

ACESITA S.A. AND SUBSIDIARIES

BALANCE SHEETS

DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reals)
(Translation of the original in Portuguese)

ASSETS

	Consolidated		Company	
	2001	2000	2001	2000
CURRENT ASSETS:				
Cash and cash equivalents	302,977	400,226	174,167	288,328
Accounts receivable	192,350	145,074	130,901	73,233
Inventories	384,294	307,145	247,563	205,406
Recoverable taxes	100,558	83,637	32,187	11,046
Other	61,784	27,041	35,371	18,760
	1,041,963	963,123	620,189	596,773
NONCURRENT ASSETS:				
Receivables from affiliated companies	3,848	13,857	80,904	23,739
Recoverable taxes	468,720	410,140	300,646	275,083
Escrow deposits for litigation	155,324	129,975	135,131	112,739
Restructuring assets	-	7,031	-	-
Other	67,696	59,333	59,262	48,475
	695,588	620,336	575,943	460,036
PERMANENT ASSETS:				
Investments	11,235	3,200	748,131	734,573
Property, plant and equipment	4,069,623	3,598,601	1,902,411	1,479,029
Deferred charges	34,496	38,060	-	-
	4,115,354	3,639,861	2,650,542	2,213,602
Total assets	5,852,905	5,223,320	3,846,674	3,270,411

The accompanying notes are an integral part of these balance sheets.

ACESITA S.A. AND SUBSIDIARIES

BALANCE SHEETS

DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reals)
(Translation of the original in Portuguese)

LIABILITIES AND SHAREHOLDERS' EQUITY

	Consolidated		Company	
	2001	2000	2001	2000
CURRENT LIABILITIES:				
Loans	986,655	666,583	580,471	236,580
Debentures	200,492	25,470	200,492	25,470
Suppliers-				
Domestic	69,257	56,415	48,745	40,505
Foreign	251,554	45,469	248,554	22,894
Payroll and related charges	36,559	37,590	23,897	26,548
Accrued taxes	26,839	11,464	12,887	7,847
Proposed dividends and interest on capital	12,557	-	-	-
Payables to affiliated companies	-	1,669	15,372	44,071
Restructuring liabilities	61,460	-	60,383	222
Other	54,129	46,255	27,171	19,069
	1,699,502	890,915	1,217,972	423,206
LONG-TERM LIABILITIES:				
Loans	1,418,565	1,238,103	927,376	842,403
Debentures	61,343	308,098	61,343	308,098
Foreign suppliers	38,378	129,337	38,378	129,337
Accrued taxes	510,060	403,722	251,661	150,835
Income and other taxes in litigation	147,480	125,485	141,514	106,107
Reserve for contingencies	66,132	47,941	41,604	44,020
Other	9,535	44,897	15,051	13,776
	2,251,493	2,297,583	1,476,927	1,594,576
NEGATIVE GOODWILL	156,018	192,268	-	-
MINORITY INTEREST	598,469	593,090	-	-
SHAREHOLDERS' EQUITY:				
Capital	901,921	901,921	901,921	901,921
Capital reserve	3,948	3,948	3,948	3,948
Treasury stock	(3,937)	(3,937)	(3,937)	(3,937)
Revaluation reserves	673,699	483,070	673,699	483,070
Accumulated deficit	(428,208)	(135,538)	(423,856)	(132,373)
	1,147,423	1,249,464	1,151,775	1,252,629
Total liabilities and shareholders' equity	5,852,905	5,223,320	3,846,674	3,270,411

The accompanying notes are an integral part of these balance sheets.

ACESITA S.A. AND SUBSIDIARIES

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reals, except for per share data)
(Translation of the original in Portuguese)

	Consolidated		Company	
	2001	2000 Adjusted (Note 2a)	2001	2000 Adjusted (Note 2a)
GROSS SALES OF PRODUCTS AND SERVICES:				
Domestic	1,463,606	1,361,351	1,252,102	1,186,020
Export	1,044,720	1,075,315	311,466	341,949
Taxes on sales, deductions and discounts	(348,201)	(316,977)	(251,200)	(240,317)
Net sales	2,160,125	2,119,689	1,312,368	1,287,652
COST OF SALES AND SERVICES	(1,638,657)	(1,515,712)	(995,997)	(936,013)
Gross profit	521,468	603,977	316,371	351,639
OPERATING (EXPENSES) INCOME:				
Selling	(97,637)	(92,584)	(61,936)	(63,420)
General and administrative - principally payroll and related charges, depreciation and amortization	(100,432)	(88,261)	(66,239)	(59,003)
Management compensation	(5,709)	(4,607)	(3,463)	(2,950)
Other, net	(5,081)	(18,996)	962	(20,648)
Income before financial items and equity in subsidiaries and affiliates	312,609	399,529	185,695	205,618
FINANCIAL ITEMS:				
Financial expenses	(363,160)	(315,476)	(305,279)	(260,553)
Financial income	96,166	104,547	80,203	92,780
Monetary and exchange variations, net	(308,975)	(306,614)	(207,924)	(215,823)
	(575,969)	(517,543)	(433,000)	(383,596)
EQUITY IN SUBSIDIARIES AND AFFILIATES:				
Equity in results	-	-	16,478	(6,550)
Amortization of goodwill and negative goodwill	36,250	34,568	3,214	3,214
	36,250	34,568	19,692	(3,336)
Loss from operations	(227,110)	(83,446)	(227,613)	(181,314)
NONOPERATING INCOME (EXPENSE)	(114,671)	4,928	(124,311)	4,845
Loss before taxes on income and profit sharing	(341,781)	(78,518)	(351,924)	(176,469)
INCOME AND SOCIAL CONTRIBUTION TAXES	39,198	(53,319)	26,812	(5,278)
EMPLOYEE PROFIT SHARING	(4,719)	(9,252)	-	-
MANAGEMENT PROFIT SHARING	-	(2,607)	-	-
Loss before minority interest	(307,302)	(143,696)	(325,112)	(181,747)
MINORITY INTEREST	(18,997)	(41,216)	-	-
Net loss	(326,299)	(184,912)	(325,112)	(181,747)
Outstanding shares at yearend - thousands			742,939,864	742,939,864
Loss per thousand shares (R$)			(0.44)	(0.24)

The accompanying notes are an integral
part of these statements.

ACESITA S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reals)

(Translation of the original in Portuguese)

		Capital reserve		Revaluation reserves			
	Capital	Investment grants	Treasury stock	Company	Subsidiaries	Accumulated deficit	Total
BALANCE AS OF DECEMBER, 31 1999	1,875,298	3,948	(3,937)	349,877	193,364	(973,377)	1,445,173
Capital reduction as offset of deficit	(973,377)	-	-	-	-	973,377	-
Write-off of revaluation reserve for assets discontinued, net of taxes	-	-	-	(10,797)	-	-	(10,797)
Realization of revaluation reserve, net of taxes	-	-	-	(35,910)	(13,464)	49,374	-
Net loss (adjusted - Note 2a)	-	-	-	-	-	(181,747)	(181,747)
BALANCE AS OF DECEMBER 31, 2000	901,921	3,948	(3,937)	303,170	179,900	(132,373)	1,252,629
Prior-year adjustment (Note 18)	-	-	-	-	-	(2,111)	(2,111)
Recognition of revaluation reserve	-	-	-	416,822	-	-	416,822
Income and social contribution taxes on revaluation reserve	-	-	-	(137,551)	-	-	(137,551)
Write-off of revaluation reserve for assets discontinued, net of taxes	-	-	-	(52,902)	-	-	(52,902)
Realization of revaluation reserve, net of taxes	-	-	-	(23,293)	(12,447)	35,740	-
Net loss	-	-	-	-	-	(325,112)	(325,112)
BALANCE AS OF DECEMBER 31, 2001	901,921	3,948	(3,937)	506,246	167,453	(423,856)	1,151,775

The accompanying notes are an integral part of these statements.

ACESITA S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reals)

(Translation of the original in Portuguese)

	Consolidated		Company	
	2001	2000 Adjusted (Note 2a)	2001	2000 Adjusted (Note 2a)
SOURCE OF FUNDS:				
From operations (see below)	147,236	433,579	-	155,660
From third parties-				
Loan proceeds	599,327	701,622	453,945	531,359
Debentures issued	-	8,210	-	8,210
Transfer from noncurrent to current assets and other	14,160	4,312	96,461	146,444
Interest on capital/dividends received	1,258	-	13,382	28,409
Total funds provided	761,981	1,147,723	563,788	870,082
APPLICATION OF FUNDS:				
In operations (see below)	-	-	33,335	-
In noncurrent assets-				
Receivables from affiliated companies and other	3,360	1,667	32,932	220
In permanent assets-				
Investments	8,741	-	-	42,802
Property, plant and equipment	418,581	169,697	203,141	29,316
Deferred charges	553	33,855	-	-
Other-				
Transfer from long-term to current liabilities and other	162,853	105,642	282,760	90,981
Transfer from long-term loans and debentures to current liabilities	886,025	309,942	782,970	105,397
Proposed dividends	11,615	26,906	-	-
Total funds applied	1,491,728	647,709	1,335,138	268,716
INCREASE (DECREASE) IN WORKING CAPITAL	(729,747)	500,014	(771,350)	601,366
FUNDS PROVIDED BY (APPLIED IN) OPERATIONS:				
Net loss	(326,299)	(184,912)	(325,112)	(181,747)
Items not affecting working capital -				
Depreciation, amortization and depletion	258,007	243,722	97,064	104,918
Long-term provisions (reversal)	(5,637)	(39,520)	15,482	6,150
Monetary variations and interest charges on long-term items	269,496	354,380	208,935	143,601
Residual value of permanent asset disposals	31,808	90,058	25,530	79,107
Equity in results of subsidiaries and affiliates	-	-	(16,478)	6,550
Amortization of goodwill and negative goodwill - net	(36,250)	(34,568)	(3,214)	(3,214)
Deferred tax credits	(51,584)	28,211	(26,618)	2,176
Minority interest	18,997	(20,559)	-	-
Other	(11,302)	(3,233)	(8,924)	(1,881)
	147,236	433,579	(33,335)	155,660

	Consolidated		Company	
	2001	2000 Adjusted (Note 2a)	2001	2000 Adjusted (Note 2a)
INCREASE (DECREASE) IN WORKING CAPITAL REPRESENTED BY:				
At end of year-				
Current assets	1,041,963	963,123	620,189	596,773
Current liabilities	(1,699,502)	(890,915)	(1,217,972)	(423,206)
	(657,539)	72,208	(597,783)	173,567
At beginning of year	72,208	(427,806)	173,567	(427,799)
INCREASE (DECREASE) IN WORKING CAPITAL	(729,747)	500,014	(771,350)	601,366

The accompanying notes are an integral
part of these statements.

ACESITA S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000

CONSOLIDATED AND COMPANY

(Amounts in thousands of Brazilian reals, unless otherwise indicated)
(Translation of the original in Portuguese)

1. BUSINESS

Acesita S.A. is a Brazilian publicly-held company; its main activities are the production and sale of special steel, agro-business, mining and providing technical services related to these activities.

The Company's principal manufacturing facility is located in Timóteo, state of Minas Gerais, Brazil, with an annual production capacity of 840,000 tons of steel. The Company also has investments in subsidiaries with businesses related to its own activities.

As of December 31, 2001, the principal subsidiaries and their activities are as follows:

- Acesita Serviços, Comércio, Indústria e Participações Ltda. - (100.00% directly owned) .- steel distribution and processing to third parties and subsequent sale to end consumers, under the name "Amorim", as well as equity participation in other companies, as follows:
  - Acesita Energética Ltda. - (100.00% owned) - reforestation and production of charcoal;
  - Inoxtubos S.A. - (43.85% owned - 50.00% of voting capital) - production and sale of steel tubes with stitching and special alloys;
  - Acesita Argentina S.A. - (30.00% owned) - trade office in Argentina;
  - A. P. Participações S.A. - (100.00% owned) - investment company.
- Companhia Siderúrgica de Tubarão - CST - (0.94% directly owned) - production and sale of non-flat steel, iron products and other related products;
- Aços Planos do Sul S.A. (50.10% directly owned) - equity participation in:
  - Companhia Siderúrgica de Tubarão - CST - (37.29% owned - 43.91% of voting capital).
- Acesita International Ltd. - (100.00% directly owned) - foreign trade office;
- Acesita Centro de Serviços Ltda. - (100.00% directly owned) - sale, import, export, and provision of services related to cutting and finishing of steel products in general;
- Sifco S.A. - (98.95% owned - 99.89% of voting capital) - manufacturing of forgings and castings for the automotive industry;
- Aços Villares S.A. - (1.74% directly owned - 0.33% of voting capital) - production and sale of non-flat steel, iron and other related products, and 100.00% ownership in Villares Metals S.A.;
- Coinvest - Companhia de Investimentos Interlagos (formerly Indústrias Villares S.A.) - (46.12% directly owned - 46.74% of voting capital) - equity participation in:
  - Aços Villares S.A. (5.78% of total capital).

2. SUMMARY OF ACCOUNTING POLICIES

The financial statements were prepared in accordance with the accounting provisions of Brazilian corporate law and Brazilian Securities Commission (CVM) regulations. The principal accounting policies are as follows:

(a) Presentation of financial statements-- the Company is presenting the financial statements for 2001 comparatively with the statements for 2000. In 1999, the Company elected to defer net exchange losses, which occurred during the first quarter of that year, for amortization in a maximum period of 4 years, in accordance with CVM Resolution No. 294/99. In the last quarter of 2000, although effectively dated January 1, 2000, the Company decided to discontinue the procedure regarding the deferral of net exchange losses, which occurred in the first quarter of 1999. This option resulted in the reversal of the deferred charges related to the exchange losses which occurred in 1999, recorded in the balance sheet at the beginning of 2000, amounting to R$171,262. This amount was originally recorded as prior-year adjustment, as a charge to accumulated deficit. This practice was considered as appropriete by the independent accountants, whose opinion, dated February 16, 2001, did not contain qualification.

However, CVM determined, in its CVM/SEP/GEA-2 Official Letter nº 061/02, dated February 7, 2002, that the deferred asset should be written off, in the financial statements for 2000, directly against statement of operations for the year. Accordingly, in the current financial statements, the prior-year adjustment was eliminated from the statements of changes in shareholders' equity for the year ended December 31, 2000, and recorded as a charge in the statement of operations for the year then ended, as follows:

	Consolidated		Company		
	Monetary and exchange variations, net	Net loss	Monetary and exchange variations, net	Equity in result	Net loss
Financial statements for 2000 issued in the prior year	(135,352)	(13,650)	(91,917)	40,806	(10,485)
Adjustment	(171,262)	(171,262)	(123,906)	(47,356)	(171,262)
Financial statements for 2000 (adjusted)	(306,614)	(184,912)	(215,823)	(6,550)	(181,747)

Accordingly, the statements of operatons, changes in shareholders' equity, and changes in financial position for the year ended December 31, 2000, were adjusted in order to reflect the write-off mentioned above. This adjustment does not generate any effects on the financial statements as of December 31, 2001.

(b) Assets and liabilities denominated in foreign currencies or subject to indexation-- assets and liabilities denominated in foreign currencies are translated into Brazilian reals at the exchange rate reported by the Central Bank of Brazil at the balance sheet date. Assets and liabilities denominated in Brazilian reals, contractually or legally subject to indexation, are restated to the balance sheet date by applying the corresponding index. Monetary and exchange variations are recorded directly in the statement of operations. Derivatives, represented by swaps of exchange variation plus fixed interest rates for Interbank Deposit Certificate (CDI) rates variation, are reflected in these financial statements at their margin account amount, on the accrual basis of accounting.

(c) Current and noncurrent assets--

- *Temporary cash investments* - stated at cost plus income earned to the balance sheet date, based on rates agreed upon with financial institutions, up to the limit of their market value.
- *Allowance for doubtful accounts* - stated at amounts considered sufficient to cover expected losses on receivables.
- *Inventories* - stated at the lower of average cost (purchase or production) or market value. Imports in transit are stated at the accumulated cost of each import.
- *Other assets* - stated at the lower of cost, including, when applicable, accrued income and monetary variations, or realizable value.

(d) Investments in subsidiaries-- carried under the equity method based on the financial statements of the investees. The financial statements of foreign subsidiaries were prepared by using accounting practices compatible with those adopted by the Company, with the translation into Brazilian reals made at the exchange rate in effect at the balance sheet date. Negative goodwill on acquisition of investments is amortized over 10 years based on the underlying economics which generated it.

(e) Property, plant and equipment-- stated at revalued amounts, combined with the following aspects:

- *Additions*- include financial expenses capitalized during formation period.
- *Depreciation of property, plant and equipment*- computed based on the estimated useful lives of the assets, using the units produced method for items directly related to production and on the straight-line method for other items.
- *Depletion of forest reserves*- Computed based on the ratio of trees felled during the year to potential volume and including accumulated maintenance costs.

(f) Deferred charges-- carried at cost, net of amortization provided from the time benefits start to be generated, over a maximum period of ten years. The consolidated balance also includes goodwill on the acquisition of Amorim Comercial S.A., which is being amortized over 10 years from the acquisition date, based on future profitability projections.

(g) Current and long-term liabilities-- stated at their known or estimated amounts, including, when applicable, accrued charges and exchange or monetary variations, contractually or legally determined.

(h) Income and social contribution taxes-- calculated based on the legislation in force at the respective yearends. Deferred taxes arising from temporarily non-deductible expenses and tax loss carryforward benefits are recognized in accordance with CVM Resolution No. 273/98, limited to the amount of deferred income and social contribution tax liabilities in the Company, and based on the profitability history and analysis of the future recovery of such credits in the jointly controlled subsidiary Companhia Siderúrgica de Tubarão - CST.

(i) Determination of results-- determined on the accrual basis of accounting.

(j) Use of estimates-- the preparation of the financial statements requires management to make estimates and adopt assumptions, based on their best judgement, that affect the recorded amounts for assets and liabilities, as well as revenues, costs and expenses. Actual amounts in the future may differ from the estimates included in these financial statements.

3. CONSOLIDATION CRITERIA

The consolidated financial statements were prepared in accordance with standards and procedures established by the Brazilian Securities Commission - CVM and include the financial statements of the subsidiaries set forth in Note 1, together with their subsidiaries.

Based on the strategic decision of the Company to no longer invest in or to divest certain activities as well as a restructuring plan in progress, the investment in Sifco S.A. was not consolidated.
In consolidation, the Company's investment in the shareholders' equity of the subsidiaries and all significant balances of assets and liabilities, revenues, costs, expenses and unrealized profits arising from intercompany transactions were eliminated.

In accordance with CVM Instruction No. 247/96, subsidiaries in which control is exercised jointly with other shareholders are consolidated based on the proportional consolidation method applied to each component of the subsidiaries' financial statements.

Minority interest in subsidiaries is shown in a separate caption in liabilities.

Negative goodwill related to subsidiary is reflected as a liability under the caption "Deferred credit - negative goodwill", for consolidation purposes.

Reconciliation of amounts related to shareholders' equity and net loss between consolidated and Company is as follows:

	Shareholders' equity		Net loss	
	2001	2000	2001	2000
Consolidated	1,147,423	1,249,464	(326,299)	(184,912)
Unrealized profits related to transactions with subsidiaries	4,352	3,165	1,187	3,165
Company	1,151,775	1,252,629	(325,112)	(181,747)

4. CASH AND CASH EQUIVALENTS

	Consolidated		Company	
	2001	2000	2001	2000
Foreign bank accounts	61,466	57,922	-	1,410
Cash investments, indexed to US dollars	52,426	56,512	-	-
Bank deposit certificates	18,496	90,178	18,496	68,969
Federal government securities	155,232	177,730	155,232	216,508
Other	15,357	17,884	439	1,441
	302,977	400,226	174,167	288,328

Cash investments indexed to US dollars are represented by deposits abroad in fixed-income mutual funds with yield compatible with interest rates in the US market. Bank deposit certificate yields are ensured close to CDI - interbank deposit rates. The federal government securities are basically represented by Central Bank notes, the income from which is based on the exchange rate variation.

5. ACCOUNTS RECEIVABLE

	Consolidated		Company	
	2001	2000	2001	2000
Receivables - domestic	84,532	73,857	80,493	63,113
Receivables - foreign	114,900	79,103	56,771	17,788
	199,432	152,960	137,264	80,901
Allowance for doubtful accounts	(7,082)	(7,886)	(6,363)	(7,668)
	192,350	145,074	130,901	73,233

6. INVENTORIES

	Consolidated		Company	
	2001	2000	2001	2000
Finished products	86,368	72,102	50,262	39,238
Products with third parties	5,086	6,223	5,431	5,843
Work in process	96,914	86,816	78,078	66,688
Raw materials	82,322	60,169	44,620	38,283
Imports in transit	65,390	28,145	35,168	23,615
Consumable supplies, maintenance and others materials	48,214	53,690	34,004	31,739
	384,294	307,145	247,563	205,406

Finished products inventories in the amount of approximately R$60,606 (R$47,015 in 2000) were pledged in guarantee of administrative and judicial lawsuits in progress.

7. RECOVERABLE TAXES

	Consolidated		Company	
	2001	2000	2001	2000
Deferred income and social contribution tax credits	369,355	340,451	251,661	235,750
Income tax withheld at source and prepaid taxes	62,806	38,378	30,943	13,323
PIS (tax on sales)	25,309	29,127	21,961	21,362
ICMS and IPI (State and Federal VAT)	94,091	55,972	17,210	1,361
Other	17,717	29,849	11,058	14,333
	569,278	493,777	332,833	286,129
Less: Current portion	(100,558)	(83,637)	(32,187)	(11,046)
Noncurrent portion	468,720	410,140	300,646	275,083

Recoverable PIS refers to prior year overpayments, recognized based on the opinion of legal counsel.

As of December 31, 2001 and 2000, deferred income and social contribution tax credits were calculated and recognized as follows:

	2001			2000
	Income Tax	Social contribution tax	Total	Total
Consolidated-				
Tax loss and social contribution tax loss carryforwards	1,187,355	1,233,401		
Temporary differences	969,020	819,355		
	2,156,375	2,052,756		
Tax rates	25%	8 and 9%		
Total deferred income and social contribution tax credits	539,094	167,800	706,894	529,933
Deferred income and social contribution tax credits not recognized	(252,281)	(85,258)	(337,539)	(189,482)
Deferred income and social contribution tax credits recognized as assets	286,813	82,542	369,355	340,451
Company-				
Tax loss and social contribution tax loss carryforwards	732,388	901,172		
Temporary differences	938,150	793,595		
	1,670,538	1,694,767		
Tax rates	25%	8%		
Total deferred income and social contribution taxes	417,635	135,581	553,216	381,201
Deferred income and social contribution taxes not recognized	(226,422)	(75,133)	(301,555)	(145,451)
Deferred income and social contribution tax credits recognized as assets	191,213	60,448	251,661	235,750

The principal temporary differences refer to unamortized goodwill of subsidiaries, asset reversals and accruals to be deducted when settled. The deferred income and social contribution taxes not recognized refer, basically, to nonoperating tax loss, social contribution tax loss carryforwards, and temporary differences.

The Company recognized deferred income and social contribution tax credits amounting to R$251,661, considering the existence of deferred income and social contribution taxes in liabilities, related to the revaluation reserve and amortization of negative goodwill on acquisition of Companhia Siderúrgica de Tubarão - CST, which ensure their realization. In the consolidation, deferred income and social contribution taxes, in the amount of R$369,355, include credits recognized substantially by the jointly controlled subsidiary Companhia Siderúrgica de Tubarão - CST, based on profitability history and analysis of future recovery of these credits.

The reconciliation of income and social contribution taxes credit/expense in the statement of operations for 2001 and 2000, comprising nominal and effective rates, is as follows:

	Company			
	2001		2000	
	IT - 25%	SCT - 9%	IT - 25%	SCT - 9%
Income and social contribution taxes on-				
Loss before income and social contribution taxes	87,981	31,673	44,117	15,882
Permanent differences-				
Equity in subsidiaries, net of provisions	(4,119)	(1,483)	2,323	3,893
Write-off of deferred income and social contribution taxes assets	(8,691)	(3,129)	(13,400)	(4,824)
Exchange losses for 1999, recorded in the results for 2000	-	-	(30,976)	(11,151)
Other	4,733	4,875	(3,554)	(1,278)
	79,904	31,936	(1,490)	2,522
Deferred income and social contribution taxes not recognized	(58,837)	(26,191)	(3,788)	(2,522)
Effective credit (expense) for the year	21,067	5,745	(5,278)	-

The composition of income and social contribution taxes, current and deferred, recognized in the statement of operations for 2000 and 2001, is as follows:

	Consolidated		Company	
	2001	2000	2001	2000
Income and social contribution taxes-				
Current	(12,386)	(25,108)	194	(3,102)
Deferred	51,584	(28,211)	26,618	(2,176)
Credit (expense)	39,198	(53,319)	26,812	(5,278)

8. RESTRUCTURING ASSETS (LIABILITIES)

As fully disclosed in the financial statements as of December 31, 1998, and Note 3, the Company and its subsidiaries implemented, that year, significant adjustments in line with the process of changes in the strategic realignment of its businesses, as well as financial and ownership restructuring. The composition of these items is as follows:

	2001	2000
Restructuring assets-		
Unamortized goodwill in investees	387,452	390,913
Investments in Sifco S.A and Villares Group at equity pick-up value	2,221	20,692
Forests, land, and other permanent assets	34,194	50,231
Receivables from asset sales	5,620	4,854
Other receivables and rights	17,187	16,837
	446,674	483,527
Reserve for realization of restructuring assets	(508,134)	(476,496)
Restructuring (liabilities) assets - net - consolidated	(61,460)	7,031
Subsidiaries	1,077	(7,253)
Restructuring liabilities - net - Company	(60,383)	(222)

The restructuring assets have been permanently evaluated in accordance with their expected future realization, in order to ensure that the recorded reserve is sufficient to cover possible losses on the realization of these assets. Therefore, the Company decided that an additional reserve was required to recognize the realizable value of its investment in Sifco S.A in the amount of R$72,376, and of receivables from Coinvest - Companhia de Investimentos Interlagos in the amount of R$11,368, which was recorded under the caption "Nonoperating income (expense)" in 2001.

Considering that, as of December 31, 2001, the amount related to the reserve for realization of restructuring assets - Company and consolidated - is higher than the book value of these assets, the net value is presented in current liabilities under the caption "Restructuring liabilities".

On June 29, 2000, the Company, together with other controlling shareholders of Aços Villares S.A., signed an investment agreement with Sidenor International S.L., through which this Spanish group became the controlling shareholder of Aços Villares S.A., by subscribing to the majority of a R$146,224 capital increase. As a result, the Company is no longer the controlling shareholder of Aços Villares S.A., with its interest diluted to 1.74% of the total capital. As a result of this agreement, R$44,387 of notes receivable from the Villares Group, previously classified as "Restructuring assets", were converted into promissory notes and reclassified to "Other noncurrent assets". The balance as of December 31, 2001, is R$40,405 (R$35,892 in 2000).

9. INVESTMENTS

(a) Information on investees is as follows:

	Acesita Emp. Ltda.	Acesita Serviços, Com., Ind. e Part. Ltda.	Aços Planos do Sul S.A.		Companhia Siderúrgica de Tubarão - CST	
	2000	2001	2001	2000	2001	2000
Capital	357,865	128,832	851,510	851,510	2,782,106	2,782,106
Number of shares/sharequotas owned-(thousands)						
Common	-	-	426,607	426,607	-	-
Preferred	-	-	-	-	477,177	477,177
Sharequotas	357,865	128,832	-	-	-	-
Shareholders' equity - declared	116,930	124,997	1,075,180	1,086,551	3,682,981	3,750,363
Adjustment to accounting practice - Amortization of (goodwill) negative goodwill, net of taxes	-	(2,537)	124,152	102,007	-	-
Shareholders' equity - adjusted	116,930	122,460	1,199,332	1,188,558	3,682,981	3,750,363
% equity interest, at yearend	100	100	50.1	50.1	0.96	0.94
Equity investment	116,930	122,460	600,865	595,468	35,230	35,103
Unamortized negative goodwill	-	-	-	-	(12,856)	(16,070)
	116,930	122,460	600,865	595,468	22,374	19,033
Other information on investees						
Net income (loss) - adjusted	(11,583)	8,230	37,707	82,573	(69,518)	166,560
Adjustment to the subsidiary's net loss (Note 2 a)	(14,995)	-	-	(61,546)	-	(163,122)
Prior-year adjustment and sale of treasury stock in subsidiary	-	-	-	-	75,233	-

(b) Changes in investments are as follows:

	In subsidiaries			In jointly controlled subsidiary		
	Acesita Emp. Ltda.	Acesita Serviços, Com., Ind. e Part. Ltda.	Aços Planos do Sul S.A.	Companhia Siderúrgica de Tubarão - CST	In other companies and other investments	Total
Balance as of December 31, 2000	116,930	-	595,468	19,033	3,142	734,573
Effects of corporate restructuring - March 2001	(107,538)	114,230	-	-	-	6,692
Interest on capital received	-	-	(11,484)	(597)	-	(12,081)
Equity in subsidiaries and affiliates	(9,392)	8,230	18,891	55	-	17,784
Adjustment by recording effects of actuarial liabilities	-	-	(2,010)	(101)	-	(2,111)
Amortization of negative goodwill	-	-	-	3,214	-	3,214
Gain from ownership percentage variation	-	-	-	770	-	770
Provision for losses	-	-	-	-	(710)	(710)
Balance as at December 31,2001	-	122,460	600,865	22,374	2,432	748,131

(c) The financial statements of subsidiary Aços Planos do Sul S.A. were adjusted, through the equity method, so as to reflect the principal accounting practices adopted by the Company. The adjustment to the declared shareholders' equity as of December 31, 2001, presented above, refers to the amortization of negative goodwill from the acquisition of equity interest in Companhia Siderúrgica de Tubarão - CST. As of December 31, 2001, the unamortized balance of the negative goodwill is R$143,161 (R$176,198 in 2000).

(d) Subsidiary Companhia Siderúrgica de Tubarão - CST, as well as the Company, performed a revaluation of property, plant and equipment in March 1999, and the increase in assets related to the recognition of the revaluation reserve of CST, amounting to R$167,453 as of December 31, 2001, was reflected in the Company's shareholders' equity as "Revaluation reserve - subsidiaries". The effect of the equity pick up, recorded in the statement of operations, represented by the depreciation and write-off of the revalued balance, is a net expense of R$ 12,447 (R$13,464 in 2000).

(e) Subsidiaries Acesita International Ltd. and Acesita Centro de Serviços Ltda. present negative shareholders' equity as of December 31, 2001, of R$14,602 (negative in R$13,777 in 2000) and R$449, respectively. These amounts are classified in long-term liabilities, as other.

(f) On June 1, 2000, the Company acquired 100% of Amorim Comercial S.A, the major domestic stainless steel distributor, whose assets also included 25% of the voting capital (17.5% of total capital) of Inoxtubos S.A.. As a result, the Company's interest was increased to 50% in the voting capital of Inoxtubos S.A.. By means of an agreement with the other shareholders of Inoxtubos S.A., the Company assumed the operating management of that company. Simultaneously, the Company transferred the investment to its subsidiary Acesita Serviços, Comércio, Indústria e Participações Ltda., by increasing the capital of the subsidiary. The total value of the transaction was R$40,523.

(g) On March 30, 2001, the Company merged its wholly-owned subsidiary Acesita Empreendimentos Ltda., aiming at streamlining and providing greater flexibility for its investment structure, without the intervention of a holding company between Acesita S.A. and its subsidiaries. As a consequence of this merger, Acesita Empreendimentos Ltda. was dissolved, and since the Company owned 100% of its capital, there was no replacement of the sharequotas of the merged company by shares of the merging company. The shareholders' equity of Acesita Empreendimentos Ltda. was evaluated as of January 31, 2001, at book value, based on a balance sheet specifically prepared for this purpose. The shareholders' equity of Acesita S.A was also evaluated on the same date. Changes between the date of evaluation of Acesita Empreendimentos Ltda's equity and the transaction date were recorded in the balance sheet of Acesita S.A. The balances incorporated on March 30, 2001, are as follows:

ASSETS		LIABILITIES	
Current assets	2,686	Current liabilities	1,779
Noncurrent assets	40,245	Long-term liabilities	71,382
Permanent assets:		Net equity	100,806
Investments	106,630		
Property, plant and equipment	24,406		
	-----------		-----------
Total assets	173,967	Total liabilities and net equity	173,967
	=======		=======

(h) On March 31, 2001, subsidiary Acesita Serviços, Comércio, Indústria e Participações Ltda. was partially spun off and the net equity, in the amount of R$32, was used as assignment of assets for capital contribution in Acesita Centro de Serviços Ltda., which was formed on March 30, 2001, and whose sharequotas are fully owned by the Company. On the same date, Amorim Comercial S.A. was merged into its holding company Acesita Serviços, Comércio, Indústria e Participações Ltda..

(i) The market value per thousand preferred shares of Companhia Siderúrgica de Tubarão - CST, as of December 31, 2001, based on the last trade, is R$21.51 (R$22.80 in 2000). The other investees do not have their shares traded on the stock exchange.

(j) Results of the equity pick-up are as follows:

	Company	
	2001	2000
Acesita Empreendimentos Ltda.	(9,392)	(26,578)
Acesita Serviços Com. Ind. e Participações Ltda.	8,230	-
Aços Planos do Sul S.A.	18,891	10,535
Companhia Siderúrgica de Tubarão - CST	55	32
Acesita International Ltd.	(825)	9,461
Acesita Centros de Serviços Ltda.	(481)	-
	-----------	-----------
	16,478	(6,550)
	======	======

10. RELATED PARTIES

(a) Principal balances and transactions are as follows:

	Assets			Liabilities		
	Receivables from affiliates	Other	Total	Payables to affiliates	Other	Total
Usinor Group- mainly foreign suppliers	-	183	183	-	195,217	195,217
Acesita Serviços, Comércio, Indústria e Participações Ltda.	734	959	1,693	264	5	269
Acesita International Ltd.	75,701	-	75,701	-	36,269	36,269
Acesita Energética Ltda.	-	-	-	13,745	264	14,009
Acesita Centros de Serviços Ltda.	333	5,259	5,592	1,363	336	1,699
AP Participações S.A.	288	-	288	-	-	-
Inoxtubos S.A.	-	615	615	-	-	-
Sifco S.A.	3,848	621	4,469	-	-	-
Aços Villares S.A.	-	43,778	43,778	-	659	659
Total - 2001	80,904	51,415	132,319	15,372	232,750	248,122
Total - 2000	23,739	56,607	80,346	44,071	155,491	199,562

	Results of operations			
	Revenue / Income			Financial expenses and exchange variations
	Sales	Financial income and exchange variations	Total	
Grupo Usinor	-	220	220	-
Acesita Serviços, Comércio, Indústria e Participações Ltda.	98,561	362	98,923	294
Acesita International Ltd.	-	91,478	91,478	102,546
CST	1,039	-	1,039	-
Inoxtubos S.A.	45,054	-	45,054	-
Sifco S.A.	31,352	5,605	36,957	-
Aços Villares S.A.	996	5,602	6,598	-
Other	-	56	56	1,085
Total - 2001	177,002	103,323	280,325	103,925
Total - 2000	208,225	43,414	251,639	45,042

The acquisitions of raw materials from Usinor Group amounted to R$62,310 in 2001 (R$145,916 in 2000).

Transactions with related parties were made under conditions considered by management as compatible with market conditions. Loans with subsidiaries are indexed based on rates and maturities individually agreed.

Receivables and payables of the same kind between the Company and the subsidiary Acesita International Ltd. are presented at their net value. For comparative purposes, the balances as of December 31, 2000, are also presented at their net value.

(b) Guarantees

As of December 31, 2001 and 2000, the Company provided guarantees on behalf of the following affiliated companies:

	2001	2002
Sifco S.A. e Westport Axle Co.	126,069	108,382
Acesita International Ltd.	70,115	107,007
Other	1,136	6,528
	197,320	221,917

11. PROPERTY, PLANT AND EQUIPMENT

	Consolidated		Company		Estimated useful lives (years)
	2001	2000	2001	2000	
In operation-					
Buildings and installations	1,122,516	1,053,519	435,778	377,080	5 to 50
Industrial equipment and distribution systems	3,691,114	3,411,820	1,882,471	1,630,077	5 to 40
Vehicles, furniture and fixtures, and instruments	37,268	35,640	30,043	28,586	5 to 10
Reforestation	140,850	133,031	434	-	(*)
Other	75,907	70,790	56,376	52,122	Several
	5,067,655	4,704,800	2,405,102	2,087,865	
Accumulated depreciation and depletion	(1,616,179)	(1,377,182)	(712,998)	(633,475)	
	3,451,476	3,327,618	1,692,104	1,454,390	
Land	21,854	33,742	6,711	1,480	
Advances to suppliers	40,213	13,178	40,213	12,248	
Construction in progress	523,247	222,594	130,572	9,442	
Imports in transit	32,833	1,469	32,811	1,469	
	618,147	270,983	210,307	24,639	
	4,069,623	3,598,601	1,902,411	1.479,029	

(*) Based on the harvested area.

(a) As of June 30, 2001, the Company recorded a revaluation of a substantial part of its industrial property, plant and equipment based on an appraisal report issued by an independent appraiser, which was approved at the Extraordinary Shareholders' Meeting held on August 13, 2001. This revaluation was intended to restate the market value of the Company's industrial property, plant and equipment, which no longer reflected actual value due to the currency devaluation of the Brazilian real in relation to the U.S. dollar. Additionally, the recovery of the total value of these assets in the Company's future operations was also taken into consideration. A previous revaluation, for similar reasons, had been carried out on March 30, 1999.

Accordingly, book value of items revalued on June 30, 2001, increased from R$1,268,709 to R$1,685,531, representing an increase of R$416,822 in property, plant and equipment, and of R$279,271 in the revaluation reserve in shareholder's equity, net of tax effects. The revaluation was accompanied by a review of the production capacity, due to investments and technological improvements implemented in the plant since 1999. This review indicated an increase in the production capacity of up to 27% compared to previous data.

As of December 31, 2001, the balance of the revaluation, recorded in property, plant and equipment, is R$755,604 (R$452,493 in 2000). The effect on the result for 2001, arising from depreciation of the revalued balance, is an expense of R$34,764 (R$33,338 in 2000). In 2000, write-offs of the revalued balance amounted to R$20,361.

(b) The financial statements for 2001 include provisions for discontinuation of mechanical bars and heavy foundry, in addition to discontinuation of other lines and equipments, in view of the investment program, amounting to approximately US$100 million, started during 2001. These provisions refer to losses on the realization of assets and other expenses, in the total estimated amount of R$36,250, and were recorded as nonoperating income (expense). Additionally, there was a reversal of the residual revaluation of these assets, amounting to R$78,958, and related deferred taxes of R$26,056.

(c) In 2000, the Company discontinued the light foundry and other equipment. which generated a reversal of the revaluation of assets amounting to R$16,114 and related deferred taxes of R$5,317.

(d) In December 2000, the Company finalized the sale of the Sá Carvalho hydroelectric plant to Companhia Energética de Minas Gerais - CEMIG. The sale price amounted to R$86,825, and net book value was R$78,801.

(e) As of December 31, 2001, the Company had R$400,237 (R$406,235 in 2000) of land, buildings and equipment pledged as collateral.

12. DEFERRED CHARGES

	Consolidated		Annual amortization rate (%)
	2001	2000	
Goodwill on acquisition of investments	31,283	33,820	10
Preoperating expenses	7,202	7,128	10
Other	530	35	10
	39,015	40,983	
Accumulated amortization	(4,519)	(2,923)	
	34,496	38,060	

13. LOANS

	Annual interest and fees - (%) 2001	Annual interest and fees - (%) 2000	Consolidated 2001	Consolidated 2000	Company 2001	Company 2000
Foreign currency						
Advances on exchange contract and prepayment	3.8 to 7.23	7.88 to 10.8	549,525	338,123	319,128	151,732
Securitization of receivables	2.61 to 9.3	6.4 to 9.3	628,569	597,160	364,767	307,346
Raw materials and replacement parts	2.85 to 9.48	4.21 to 17.5	99,671	99,082	154,517	73,050
Fixed assets	2.21 to 7.5	3.4 to 8.53	254,490	141,839	62,747	69,577
Eurobonds	11.125	11.125	135,312	276,007	162,266	297,943
Working capital and other	2.21 to 12.4	6 to 12.5	407,242	204,490	297,218	65,641
			2,074,809	1,656,701	1,360,643	965,289
Local currency-						
Fixed assets	8 to 11.75	8 to 12	188,232	131,276	9,558	16,404
Working capital and other	8 to 14	7 to 14	142,179	116,709	137,646	97,290
			330,411	247,985	147,204	113,694
			2,405,220	1,904,686	1,507,847	1,078,983
Less - Current portion			(986,655)	(666,583)	(580,471)	(236,580)
Long-term portion			1,418,565	1,238,103	927,376	842,403

Loans in foreign currency are mostly denominated in US$ dollars.

Eurobonds- The financing through issuance of Eurobonds matures in 2004, and had an earlier redemption option in October 2001. About 54% of bondholders, amounting to US$80,685, equivalent to R$224,224, exercised their put option, settled on October 15, 2001, at a 0.75% discount. Eurobonds contracts provide for acceleration of maturity should certain covenants and conditions not be complied with. To prepare for that, the Company has ensured the availability of long-term financing in order to guarantee the repurchase of the remaining securities. For this reason, the Eurobonds balance is still classified in long-term liabilities.

Securitization of Receivables- In August, 2000, the Company performed receivables securitization transactions by means of issuance of certificates, in the original amount of R$273,060 equivalent to US$ 150 million, payable in 48 months, with a grace period of one year and annual rates of 9.3%, including collateral interest. Accordingly, the Company's exports, except to Mercosul customers and other qualified customers, are made through its specific-purpose subsidiary located abroad, Stainless Overseas. Portions of these receivables ensure monthly payments. In the event the Company does not export a volume sufficient to settle these installments, the Usinor Group will be responsible for carrying out supplementary trading operations until the required volume is reached. In 2001, the exports through Stainless Overseas amounted to R$260,848 (R$79,076 in 2000), of which R$115,710 (R$54,276 in 2000) was made with Usinor Group companies. As of December 31, 2001, the balance payable of this transaction is R$320,827 (R$293,916 in 2000), and is recorded under Securitization of Receivables.

The other loans are subject to monetary restatement or exchange variation based on official indexes or rates, and are partially collaterized by equipment.

In December, 2001, temporary cash investments earmarked exclusively for loan payments, in the amount of R$12,023 (R$52,548 in 2000) were deposited in a restricted bank account, classified as a reduction of the related debt.

As of December 31, 2001, the long-term portion matures as follows:

Year	Consolidated	Company
2003	533,680	375,184
2004	425,401	392,231
2005	175,458	99,535
After 2005	284,026	60,426
	1,418,565	927,376

14. DEBENTURES

	Consolidated and Company	
	2001	2000
August 31, 1998, Issue	86,228	107,333
December 15, 1999, Issue	175,607	226,235
	261,835	333,568
Less - Current portion	(200,492)	(25,470)
Long-term portion	61,343	308,098

August 31, 1998, Issue - By means of a private offering, the Company issued 135 registered debentures, nonconvertible, totally subscribed by the BNDES (National Bank for Economic and Social Development), amounting to R$135,000, guaranteed by a real estate mortgage, with the intervention of controlling shareholders upon issuance. The debentures are subject to interest calculated based on the TJLP (Brazilian long-term interest rate) and a spread of 4.91% per year, with capitalization of TJLP interest exceeding 6% per year, and mature semiannually from June 15, 1999, to June 15, 2005, with a redemption option (total or partial) at the discretion of the issuer. The subscription contract includes certain covenants and conditions, compliance with which is being negotiated with the creditor.

December 15, 1999, Issue - The Company issued 30,000 debentures, registered, nonendorsable, without certificates and nonconvertible, at a par value of R$10,000.00 each, for a total amount of R$300,000. The par value of these debentures will not be restated monetarily, but interest based on the DI (interbank deposit) rate plus 10% (originally 4%, renegotiated to 10% as from December 15, 2001) will be paid semiannually with annual repricing.

In December, 2001, the Company repurchased 9,780 (7,500 in 2000) debentures of the latest issue, by means of earlier redemption, in the amount of R$97,800 (R$75,000 in 2000). In the same period, the Company issued 3,250 debentures, amounting to R$32,523.

15. ACCRUED TAXES

	Consolidated		Company	
	2001	2000	2001	2000
Deferred income and social contribution taxes	509,816	402,839	251,661	150,836
Income tax withheld at source	11,655	2,988	4,002	2,474
Income and social contribution taxes payable	1,444	-	-	-
COFINS (tax on revenue)	4,400	4,108	2,847	3,323
IPI (Federal VAT)	1,259	476	1,055	438
ICMS (State VAT)	4,319	986	3,798	714
Other	4,006	3,789	1,185	897
	-----------	-----------	-----------	-----------
	536,899	415,186	264,548	158,682
Current portion	(26,839)	(11,464)	(12,887)	(7,847)
	-----------	-----------	-----------	-----------
Long-term portion	510,060	403,722	251,661	150,835
	======	======	======	======

The deferred income and social contribution taxes refer principally to taxes on revaluation reserve, for which realization is based on depreciation or disposal of revalued assets. The consolidated balance also includes the tax effects on the amortized portion of the negative goodwill.

16. INCOME AND OTHER TAXES IN LITIGATION

	Consolidated		Company	
	2001	2000	2001	2000
Income tax	36,871	36,456	36,469	36,058
Social contribution tax	13,050	29,682	12,923	13,401
PIS (tax on revenue)	36,721	30,747	35,844	28,684
INSS (social security contribution related to independent professionals)	1,188	1,019	630	469
COFINS (tax on revenue)	59,242	27,212	55,327	27,212
Other	408	369	321	283
	-----------	-----------	-----------	-----------
	147,480	125,485	141,514	106,107
	======	======	======	======

The Company and its subsidiaries have pending litigation challenging the legal aspects of certain taxes.

The Company and its subsidiaries have escrow deposits related to these tax contingencies mentioned in Note 17, amounting to R$155,324 - consolidated - and R$135,131 - Company (R$129,975 and R$112,739, respectively, in 2000).

17. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits and administrative proceedings before various courts and governmental agencies arising from the ordinary course of business involving certain labor, tax, civil and other matters. In addition, a reorganization reserve was established in order to cover costs related to a reduction in personnel.

Management, based on information provided by outside legal counsel, analysis of pending lawsuits and, regarding labor suits, based on prior experience in connection with claimed amounts, recognized a reserve for contingencies in amounts considered sufficient to cover possible losses on pending litigation, as follows:

	2001	2000
Tax litigation-		
Social contribution tax	1,704	1,456
II (Import Duty) and IPI (Federal VAT)	13,602	12,248
ICMS (State VAT)	3,317	9,130
	18,623	22,834
Labor claims for work-related accidents and social security claims	8,676	10,805
Reorganization	7,027	4,621
Other	7,277	5,760
Total Company	41,604	44,020
Subsidiaries	24,528	3,921
Total consolidated	66,132	47,941

The Company is a defendant in other claims, principally related to social security contributions, estimated in R$32,000. Based on its legal counsel's opinion that the outcome of the suits is difficult to be foreseen, Management did not recognize a related reserve.

18. SHAREHOLDERS' EQUITY

Subscribed and paid-up capital is represented by 249,008,650,479 common and 496,475,129,241 preferred shares, registered, nonconvertible, without par value. The Company is authorized to increase its capital up to 800,000,000,000 shares without changes in bylaws, divided into 266,666,666,667 common and 533,333,333,333 preferred shares.

Preferred shares have priority in the reimbursement of capital with the same premium as for common shares, and participate on equal terms with the common shares in capital increases from the capitalization of monetary restatement, reserves and profits.

Minimum mandatory dividends of 25% of the net income, adjusted in accordance with article 202 of Law 6,404/76, are guaranteed to the Company's shareholders, in cash. Preferred shares are entitled to dividends 10% higher than those attributed to common shares.

As of December 31, 2001, book value was R$1.63 (R$1.83 in 2000) per thousand shares.

At the Extraordinary Shareholders' Meeting on January 13, 1998, the Company was authorized to acquire its own shares to be held in treasury temporarily for future sale or cancellation. These shares are accounted for at cost, amounting to R$3,937. There was no sale of these shares during 2001. The composition is as follows:

		Cost - Brazilian reals (per thousand shares)			Market value	
Type	Quantity	Weighted average	Maximum	Minimum	2001	2000
Common	1,489,015,625	0.61	0.62	0.61	908	1,266
Preferred	1,054,900,000	0.69	0.74	0.69	728	1,065
					1,636	2,331

On November 21, 2000, capital was reduced to offset the accumulated deficit as of December 31, 1999, in the amount of R$973,377, without changing the number of shares, as approved by the Board of Directors.

The prior-year adjustment refers to the recording of effects of the actuarial liabilities recognized by subsidiary Companhia Siderúrgica de Tubarão - CST, in accordance with CVM Resolution No. 371/2000 (Note 20).

19. NONOPERATING INCOME (EXPENSES)

Nonoperating income (expenses) as of December 31, 2001 is basically represented by the additional provision for realization of restructuring assets, amounting to R$83,744 (Note 8), by accounting provisions required to cover the discontinuation of the mechanical bars and heavy foundry, and other lines and equipment, in the amount of R$36,250 (Note 11).

20. PENSION PLAN

The Company and its subsidiary Acesita Energética Ltda. provide its employees with two pension funds, named Plano de Seguridade Acesita (former CCF Fundo de Pensão) and Acesita Previdencia Privada (ACEPREV), the principal aim of which is to provide benefits supplementary to those provided by government social security. As of December 31, 2001, ACEPREV and Plano de Seguridade Acesita had, respectively, 3,142 and 241 active participants (3,158 and 257 in 2000), and 345 and 383 retirees, pensioners and employees on leave of absence (307 and 387 in 2000).

The ACEPREV is a defined contribution plan with guaranteed benefit, which uses the financial capitalization method to calculate and accumulate the funds needed under the plan. Plan contributions are as follows:

(a) Participants: a percentage of their applicable salaries, at their option, without a maximum limit, and with a minimum of 3%. Participants can also make a voluntary contribution on the plan's anniversary date (December 1), in order to increase the balance for retirement. For this contribution, there is no sponsor participation.

(b) Sponsor: the Company contributes individually 100% of the participants' contributions, up to a limit of 5% of applicable salaries. The Company also makes a special contribution, in order to cover the minimum benefit for disability, sick pay, death and retirement, and to cover administrative expenses.

The Plano de Seguridade Acesita is a defined contribution plan, with payment of life income upon granting of the benefit, which uses the financial capitalization method to calculate and accumulate the funds needed under the plan. Plan contributions are as follows:

(a) Participants: the participant defines annually the individual percentage (ranging from 0.5% to 5%) of contribution for the following year, in accordance with a specific table based on age and length of service.

(b) Sponsor: limited to 4% of payroll of employees included in the benefit plan, annually, and is defined by a contribution multiplier (ranging from 0.30% to 6%) on the participant's individual contribution amount. The Company may opt to contribute, on a temporary or permanent basis, an additional amount, in accordance with its economic possibilities. Additionally, the Company currently contributes 1.35% on total payroll for general plan costing purposes.

As of December 31, 2001, an appraisal of actuarial assets and liabilities of the pension plans sponsored by the Company was performed by an independent actuary, to analyze the effects on its financial statements, in conformity with CVM Resolution No. 371/2000.

Reconciliation of actuarial assets and liabilities is as follows:

	ACEPREV	PSA*
Present value of actuarial liabilities	(124,773)	(13,238)
Fair value of plan assets	146,787	11,379
Plan net asset (liability) (not recognized by the Company)	22,014	(1,859)

The estimated amounts to be recognized in result for 2002 are as follows:

	ACEPREV	PSA*
Current service cost, gross	9,108	88
Employee contributions	(3,492)	(39)
Current service cost, net	5,616	49
Interest on actuarial liability	13,875	1,431
Expected return on plan assets	(16,787)	(1,225)
Adjustments for asset recognition adjustments	1,518	-
Total expenses	4,222	255

* Plano de Seguridade Acesita, managed by HSBC - Fundo de Pensão

As of December 31, 2001, the principal actuarial assumptions, both for ACEPREV and Plano de Seguridade Acesita, are as follows:

Economic assumptions:	
Actuarial liability discount rate	11.30% p.y.
Expected rate of return on plan assets	11.30% p.y.
Salary increase rate	IGP + 1% p.y.
Benefit adjustment rate	IGP
Inflation rate	5% p.y.

ACEPREV net assets, in the amount of R$22,014, were not recognized in the financial statements of the Company, since the criteria and expectations of reimbursement or reduction of future contributions of the Company are pending legal regulation. Accordingly, the net asset amount to be recovered by the Company is still uncertain.

On the other hand, the present value of the actuarial liability with Plano de Seguridade Acesita, in the amount of R$1,859, was not recognized either, in view of the expected full reversal of this liability derived from the option for tax amnesty in accordance with the provisions of Provisional Measure No. 2,222/01, which generated a decrease in reserve for tax contingencies of said plan, with a consequent elimination of the actuarial liability. In January 2002, ACEPREV also opted for the tax amnesty, the effects of which are recorded in its financial statements as from that date.

Subsidiary Companhia Siderúrgica de Tubarão - CST sponsors the Fundação de Seguridade Social dos Empregados da Companhia Siderúrgica de Tubarão - FUNSSEST, which maintains a pension plan for its employees. FUNSSEST is a private, non-profit entity, which has administrative and financial autonomy. The mentioned subsidiary recognized, in accordance with CVM Resolution No. 371/2000, actuarial liabilities in the amount of R$10,529, net of tax effects. As of December 31, 2001, these liabilities, proportionally to the Company's interest in the subsidiary, in the amount of R$2,111, were recorded as a prior-year adjustment, as a charge to the retained earnings account. The financial information of this entity is available together with the financial statements of Companhia Siderúrgica de Tubarão - CST.

Charges recorded in statement of operations represent R$19,642 (R$17,486 in 2000) for the consolidated and R$4,118 (R$4,002 in 2000) for the Company, related to the contribution to the above entities.

21. FINANCIAL INSTRUMENTS

The Company and its subsidiaries have financial instruments, which are represented by cash and cash equivalents, accounts receivable, investments, loans, swaps and debentures. The Company maintains policies and operational strategies, seeking liquidity, returns and safety, as well as procedures to monitor balances, and has operated with banks that meet the requirements of financial soundness and reliability, in accordance with defined management criteria. The control policy consists of constant monitoring of contracted rates in relation to market rates.

Additionally, in order to reduce exchange variation effects, the Company contracts swap transactions (principally US dollar to CDI (interbank deposit rate), in addition to receivables in US dollars in connection with exports, thus reducing its exchange exposure. The notional amount of these swap instruments, as of December 31, 2001, amounted to R$995,404 (US$428,979), with scheduled maturities as follows:

Year	Consolidated and Company
2002	191,339
2003	212,914
2004	591,151
	995,404

As of December 31, 2001, the balance of the margin account related to these instruments, representing a liability amounting to R$55,092, was classified under loans (foreign currency - working capital and other) in liabilities, since these swaps are designed to cover loans in foreign currency.

As of December 31, 2001, the net exposure of the Company and its subsidiaries to the exchange rate fluctuation risk is as follows:

	Book value	
	Consolidated	Company
Cash and cash equivalents	269,954	153,112
Accounts receivable and other assets	279,620	248,545
Suppliers and other payables	(298,793)	(310,394)
Loans, net of margin account	(2,019,717)	(1,305,551)
Swap transactions	995,404	995,404
Net exposure	(773,532)	(218,884)

As of December 31, 2001, the financial instruments, the balances of which differ from market values, including current and long-term portions, are as follows:

	Consolidated		Company	
	Book value	Market value	Book value	Market value
Assets-				
Investments (direct and indirect) - Companhia Siderúrgica de Tubarão - CST	-	-	623,239	230,230
Liabilities-				
Loans	2,350,128	2,244,832	1,452,755	1,417,201
Swap transactions	55,092	33,137	55,092	33,137
Debentures	261,835	268,171	261,835	268,171

The market value of the investment in the jointly controlled subsidiary, Companhia Siderúrgica de Tubarão, which is a permanent asset, was calculated based on the last stock market trade, and does not consider, for calculation purposes, the "control premium" to which ordinary shares are entitled. As a result, the quotation used is related to transactions on the stock market by minority shareholders and does not represent the price that might be obtained in a transaction involving transfer of shareholder control.

The market value of investments in closely-held companies was not estimated, since there is no active market for those papers.

The market value of loans, financing, swap instruments, and debentures was determined based on current interest rates available for operations with similar conditions and maturities.

Market values are calculated at a specific time, based on available information and the Company's appraisal methodologies. The estimates do not necessarily indicate the amounts that could be realized in the market at the adopted rates or quotations. The use of different information and/or appraisal methodologies could have a significant effect on the estimated market value.

Additionally, the Company is subject to credit risk in connection with its cash and cash equivalents, temporary cash investments, and derivatives. This risk is minimized by concentrating its financial operations in financial institutions with good rating. The Company does not have hedging for financial instruments. Credit risks arising from installment sales are minimized by the constant monitoring and a strict policy for granting credit. In general, guarantees are not required for installment sales. The Company has recognized a provision for credits considered to be difficult to realize by Management.

22. INSURANCE

The Company is insured for its principal assets in amounts considered by management to be sufficient to cover possible losses.

23. SUBSEQUENT EVENT - SIFCO S.A. DIVESTITURE

On March 11, 2002, Acesita and MTP - Metalúrgica de Tubos de Precisão Ltda. (former Mannesmann Tubos de Precisão Ltda.) entered into a purchase agreement in which Acesita sold its entire ownership in SIFCO (99.89% of voting capital and 98.95% of total capital) to MTP.

This transaction is being done based on an appraisal of SIFCO's net value, which was performed by an independent consultant. Such appraisal arrived at a negative net value of SIFCO amounting to R$90,000. The purchase agreement says that Acesita is to take on and pay at the respective maturity dates SIFCO's liabilities amounting to the same R$90,000. Such value may be reduced by up to R$20,000 depending on SIFCO's operating cash inflow during the year of 2002. MTP is to pay to Acesita R$10.00 at sight for these shares and to assume the entire management of SIFCO, including its remaining liabilities, as soon as this transaction is concluded.

This transaction, which was approved by the Board of Directors on March 11, 2002, may be concluded by the end of the same month. However, as mentioned in Note 8, the Company has already recognized the accounting effects of this transaction in the financial statements as of December 31, 2001. As soon as this transaction is concluded, MTP is to assume the entire management of SIFCO S.A.

24. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements were prepared on the basis of accounting practices emanating from corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

* * * * * * * * * *

BOARD OF DIRECTORS

Valmir Marques Camilo
Chairman (as from 04/1900)

Bruno Le Forestier
Vice-chairman

Jean-Yves André Aimé Gilet
Board member

Antônio Alberto Gouvêa Vieira
Board member

Eduardo Marco Modiano
Board member

Eustáquio Cota Magalhães
Board member

José Leite Pereira Filho
Board member

Roberto Meira de Almeida Barreto
Board member

Carlos Henrique Flory
Board member (as from 10/ 01/01)

Ronnie Vaz Moreira
Board member (until 09/21/01)

EXECUTIVE BOARD

Jean-Yves André Aimé Gilet
Chief Executive Officer

Luiz Anibal de Lima Fernandes
Chief Financial and Investor Relations Officer

Bernard Claude Marie Del Litto
Chief Operating Officer

João Manoel de Carvalho Neto
Human Resources and Administration Officer

Sérgio Augusto Cardoso Mendes
Business Officer

FISCAL COUNCIL

José de Souza Teixeira
President

Cláudio Audoniro Wildner Leal
Councillor

Luiz Tito Cesaroli
Councillor

Raul Gomide
Councillor

REGISTERED CHIEF ACCOUNTANT

Waldo Roberto Justo
CRC-MG-074.715/O-6